Exhibit 19.1

RADIUS RECYCLING, INC.

STOCK TRADING POLICY

I.
Introduction

The Class A Common Stock of Radius Recycling, Inc. (the “Company”) is publicly traded and, as a result, the Company is subject to U.S. securities laws intended to protect investors in the purchase and sale of securities, including laws prohibiting so called “insider trading” in the Company’s stock. Violations of these laws can result in liability to the Company, as well as its directors, officers and employees.

Frequently, Company insiders will become aware of information that has not been disclosed to the public but which, if known, could be material to investment decisions. A purchase or sale of Company stock by an insider at such a time could expose the Company, and the individual insider, to a claim that the purchase or sale of stock was made on the basis of material information not known to the general public.

In an effort to minimize your and the Company’s risk of being subject to such claims, while at the same time considering the need of the employees of the Company to have reasonable opportunities to purchase and sell Company stock, the Company has adopted this Stock Trading Policy (the “Policy”), which applies to all employees and directors of the Company, and any other persons the Company determines should be subject to the Policy, such as contractors and consultants, and their household and immediate family members. All executive officers, directors and certain other designated employees of the Company who have regular access to material non-public information must also adhere to certain additional, stricter rules and procedures contained in Part III of this Policy.

In short, under this Policy:

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You may not trade the Company’s securities at any time when you have material, non-public information concerning the Company. It is your responsibility to be certain that you do not have material, non-public information when you determine to trade.

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You may not trade securities of another company at any time when you have material, non-public information about that company or its industry when that information was obtained as a result of your employment or relationship with the Company.

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You may not “tip”, or pass on material non-public information, to friends, family members or others and thereby try to help them make a profit or avoid a loss, and you may not make buy or sell recommendations on the basis of material, non-public information.

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Directors, executive officers, and other certain designated employees must provide the Company’s Stock Compliance Officer with a written notice of a purchase or sale of the Company’s stock as further described under Section 3 below.

It is important for you to be aware of the rules concerning insider trading, and you should review this Policy carefully. Any questions relating to this Policy may be directed to the Company’s Stock Compliance Officer, who currently is James Matthew Vaughn, the Company’s Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, or his or her designee, at generalcounsel@rdus.com.

II.
Rules of General Application

1.
Material, Non-Public Information – Inside Information

In the normal course of business, you may become aware of significant, non-public information. This kind of information, often referred to as “material, non-public” information in U.S. securities laws, is considered the property of the Company; you have been entrusted with it. Accordingly, you may not seek to make a profit or avoid a loss from it by trading securities yourself or by passing on the information to others to enable them to make a profit or avoid a loss. This rule applies not only to trading in the Company’s securities, but also to trading in the securities of other companies if you learn something in the course of your employment or relationship with the Company that might affect the value of those other securities. For instance, if you learned that the Company was about to execute a definitive acquisition agreement with another company, it would likely be an insider trading violation for you to trade in securities of that other company. The insider trading rules apply both to securities purchases (to make a profit based on good news) and securities sales (to avoid a loss based on bad news). You should also keep in mind that the Securities and Exchange Commission’s (“SEC”) rules and regulations provide that the mere fact that a person is aware of the information is a bar to trading. It is no excuse that such person’s reasons for trading were not based on the information.

For information to be material within the meaning of U.S. securities laws, it must be information that a reasonable investor would consider important in making a decision to buy, hold or sell securities. The chances are, if you learn something that leads you to want to trade stock, that information will be considered material. Examples of inside information that are likely to be deemed material include, but are not limited to:

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quarterly or annual financial results;

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projections of future earnings or losses or other earnings guidance, or significant changes to previously announced projections or guidance;

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a significant increase or decrease in financial results;

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significant actions by regulatory bodies;

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significant management changes;

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commencement or settlement of major litigation or government investigations;

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a purchase or sale of substantial assets;

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a significant merger or acquisition proposal or agreement or termination of an agreement of this type;

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dividend increases or decreases;

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financings and other events involving the Company’s securities;

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acquisition of, refinancing or repayment of significant debts or defaults on debt;

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a significant disruption in the Company’s operations; or

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cybersecurity and privacy incidents or events.

It is also important to keep in mind that information need not be certain or definitive to be material. Even information concerning events, actions, results, etc. that may happen can be considered material under certain circumstances. For example, if you found out that the Company was in merger negotiations, even though the deal had not yet been agreed to, that information could very well be material.

Situations may exist, where an employee or a director has a record ownership of or beneficial interest in securities but has no responsibility for investment decisions, such as, for example, where the investment decisions have been delegated to an investment adviser. In such cases, this Policy is not intended to proscribe dealings in securities so long as the employee or director has neither discussed the merits of the investment with, nor provided inside information to, the person or persons having the decision-making investment responsibility. Similarly, this Policy does not proscribe the purchase, sale or holding of an interest in a publicly traded mutual fund, even if the fund holds or trades in the Company’s stock.

For the purpose of this Policy, information is “non-public” until information has been widely disseminated by the Company. In addition, the information disseminated must be some form of “official” announcement or disclosure, which, in the case of information about the Company, must be made by the Company. In other words, the fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered widely disseminated even when the rumors, speculation, or statements are accurate. After the information has been disseminated, a period of time must pass sufficient for the information to be absorbed by the general public. As a general rule, information should not be considered fully absorbed until after at least one full trading day has elapsed on the Nasdaq Global Select Market (“Nasdaq”) after the information has been publicly disclosed in a manner compliant with Regulation FD.

2.
Prohibition on Tipping

Besides your obligation to refrain from trading while in possession of material, non-public information, you are also prohibited from “tipping” material non-public information to others. The concept of unlawful tipping includes passing on material, non-public information to friends, family members or others, including recommendations to buy or sell Company stock based on material non-public information. When tipping occurs, both the “tipper” and the “tippee” may be held liable, and this liability may extend to all those to whom the tippee, in turn, gives the information.

3.
Notice of Purchase or Sale of Company Stock

Executive officers, directors and certain other designated employees of the Company must request pre-clearance by the Stock Compliance Officer before purchasing or selling Company stock, as described in part III of this Policy. A form to be used for pre-clearance is available on SharePoint. Following each purchase and sale of Company stock, such persons must provide the Company’s Stock Compliance Officer with a written notice of such transaction not later than three business days following the sale or purchase. A form to be used for such notice is available on SharePoint.

If you are an executive officer or a director, you must also comply with the additional requirements in part III of this Policy, including the Broker Requirements for Section 16 Persons described in Section 6 of part III.

4.
Exempt Transactions

The prohibition on trading in the Company’s securities set forth in this Policy does not apply to:

• transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, to certain types of trusts of which you are the sole beneficiary during your lifetime);

• the exercise of stock options to buy and hold the Company’s stock (and not sell) (including any net settled stock option exercise to buy and hold) under our equity incentive plans; however, the sale of any such stock acquired upon such exercise, including as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or to satisfy tax withholding requirements, is subject to this Policy;

• the withholding by the Company (whether mandated by the Company or pursuant to a tax withholding right) of shares of restricted stock, shares underlying restricted stock units or shares subject to an option, in each case to satisfy tax withholding requirements; and

• the execution of transactions pursuant to a trading plan that complies with Rule 10b5-1 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and which has been approved by the Company (see Section 2 of part III).

5.
Short Selling of Company Stock and Hedging Transactions

It is prohibited under this Policy for any director or employee to engage in any short sale of the Company’s stock or in speculative trading (e.g. "day-trading") that is intended to take advantage of short-term price fluctuations, to establish or use a margin account with a broker-dealer for the purpose of buying or selling Company stock or using it as collateral, or to buy or sell puts, calls, prepaid variable forward contracts, equity swaps, collars, exchange funds or other instruments or derivatives designed to hedge the value of the Company’s stock. This Policy is designed to encourage investment in the Company’s stock for the long term, on a buy and hold basis, and to discourage active trading or short-term speculation.

6.
Transactions by Family Members

The restrictions set forth in this Policy apply to each family member who resides with you, anyone else who lives in your household, any other family members whose transactions in securities are directed by or subject to your influence or control and trusts, corporations or other entities controlled by you or such family members. You are expected to be responsible for the compliance by these persons with this Policy.

7.
Consequences of Insider Trading

The consequences of insider trading can be severe. Insider trading is a crime that could result in large criminal fines and/or jail for individuals. In addition, the SEC may seek to impose a civil penalty of up to three times the profits made or losses avoided from the trading. The SEC has imposed large penalties even when the disclosing person did not profit from trading. Insider traders must also disgorge any profits made and are often subjected to an injunction against future violations. Finally, under some circumstances, insider traders may be subjected to civil liability in private lawsuits.

Under the Insider Trading and Securities Enforcement Act of 1988, the Company and its controlling persons (including the Board of Directors and supervisory personnel) could also be held vicariously responsible for the insider trading violations of employees if they fail to adopt adequate policies and procedures to prevent insider trading.

For all of the foregoing reasons, it is very important, both to you and the Company, that insider trading violations not occur and that the policies detailed in this statement be adhered to. You should be aware that stock market surveillance techniques are becoming more sophisticated all the time, and the chance that authorities will detect and prosecute even small-level trading is significant. Even an SEC investigation that does not result in prosecution can tarnish one’s reputation and damage a career.

8.
Compliance with Policy; Reporting of Possible Violations

The Company expects strict compliance with this Policy by all employees and directors. Although this Policy is expressly not intended to result in the imposition of additional legal liability that would not otherwise exist, failure to observe these procedures will be considered an extremely serious matter and may be grounds for appropriate disciplinary action, including termination of employment.

All persons subject to this Policy shall take appropriate measures to restrict access to and disclosure of material non-public information. In the event you become aware of possible insider trading violations, you should immediately contact the Company’s Stock Compliance Officer, or such other individual designated by the Stock Compliance Officer, at generalcounsel@rdus.com.

Anonymous reporting violations or perceived violations may be made through the Company's Misconduct Reporting System.

Neither this Policy nor any policy of the Company, and notwithstanding any other confidentiality or non-disclosure agreement (whether in writing or otherwise, including without limitation as part of an employment agreement, separation agreement or similar employment or compensation arrangement) applicable to current or former employees or directors, should be deemed to restrict any current or former employee or director from communicating, cooperating or filing a complaint with any U.S. federal, state or local governmental or law enforcement branch, agency or entity (collectively, a “Governmental Entity”) with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation, provided that (1) in each case such communications and disclosures are consistent with applicable law and (2) the information subject to such disclosure was not obtained by the current or former employee or director through a communication that was subject to the attorney-client privilege, unless such disclosure of that information would otherwise be permitted by an attorney pursuant to 17 CFR 205.3(d)(2), applicable state attorney conduct rules, or otherwise. Any agreement in conflict with the foregoing is hereby deemed amended by the Company to be consistent with the foregoing.

III.
Stock Trading by Directors, Officers and Other Insiders

All directors, executive officers, and other employees of the Company and its subsidiaries designated as insiders by the Company or the Stock Compliance Officer because of their regular access to material non-public information (a “Restricted Person”) are required to comply with the following insider trading rules, in addition to the general policy regarding stock trading applicable to all employees and directors. To the extent the rules in this Policy are inconsistent with the general policy, these rules shall prevail.

1.
Pre-Clearance of Transactions in the Company’s Securities

To help prevent inadvertent violations of the U.S. securities laws and avoid even the appearance of trading on material, non-public information, Restricted Persons may not engage in any transaction involving the Company’s stock (including any gifts, loans, contributions to a trust or other transfers, whether the transaction is for the individual’s own account, one over which he or she exercises control or one in which he or she has a beneficial interest) without first certifying that such transaction will be conducted in compliance with the provisions of this Policy and obtaining the Stock Compliance Officer’s pre-clearance of the transaction. A request for pre-clearance must be submitted using the form provided on SharePoint in advance of the proposed transaction. Approval for transactions will generally be granted only outside of a closed-window period (as described below), and the transaction may only be performed outside of a closed-window period within two business days from the date of the approval, provided that notwithstanding receipt of pre-clearance, you may not trade in Company securities if you subsequently become aware of material, non-public information prior to effecting the transaction. The Stock Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. Notwithstanding any pre-clearance of a transaction, the Company assumes no liability for the consequences of any transaction.

2.
Rule 10b5-1 Plans

A 10b5-1 Plan is a binding, written contract between you and your broker that specifies the price, amount, and date of trades to be executed in your account in the future, or provides a formula or mechanism that your broker will follow, and satisfies various other conditions and limitations set forth in Rule 10b5-1 under the Exchange Act. A 10b5-1 Plan can only be established when you do not possess material nonpublic information. Therefore, you cannot enter into these plans at any time when in possession of material, non-public information and, in addition, Restricted Persons cannot enter into these plans when a closed-window period is in effect. In addition, a 10b5-1 Plan must not permit you to exercise any subsequent influence over how, when, or whether the purchases or sales are made.

You must pre-clear with the Stock Compliance Officer any 10b5-1 Plans prior to establishing, amending or terminating such plan, and all 10b5-1 Plans must use a Company-approved template that can be requested from the Stock Compliance Officer. The Company reserves the right to withhold pre-clearance of the adoption, amendment or termination of any such trading plan that the Company determines is not consistent with the rules regarding such plans. Additionally, any modification or termination of a pre-approved 10b5-1 Plan requires pre-clearance by the Stock Compliance Officer. Additional requirements include:

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No “Fast Selling” and No Sales Outside of the Plan – 10b5-1 Plans should be designed to cause a number of smaller sales over time to minimize the appearance of sales timed with material, non-public information. While a Plan is in effect sales generally should not be made outside of the Plan, especially in large concentrations during a short time period.
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Terminations – If a 10b5-1 Plan is terminated before the end of its stated term, the individual may not adopt a new Plan for 180 days, and no trades outside of a Plan may be made for at least 60 days.
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Duration of Plan – 10b5-1 Plans must have a minimum duration of six months and a maximum of two years.

3.
Closed-Window Periods

(a)
Quarterly Closed-Window Periods

The Company’s announcement of quarterly financial results almost always has the potential to have a material effect on the market for the Company’s stock. Therefore, to avoid even the appearance of trading while aware of material, non-public information, Restricted Persons generally will not be permitted to trade in the Company’s stock during the period beginning at the close of business on the 15th day of the last month of each fiscal quarter of the Company and ending after one full trading day following the release of quarterly or annual results for the prior fiscal quarter or year by the Company.

(b)
Event-Specific Closed-Window Periods

From time to time, an event may occur that is material to the Company and which is known by only a few directors, executive officers and other employees. For so long as the event remains material and non-public, directors, executive officers and other employees designated by the Stock Compliance Officer may not trade in the Company’s stock. The existence of an event-specific closed-window will not be announced other than to those who are already aware of the event giving rise to the closed-window. A Restricted Person who requests pre-clearance to trade in the Company’s stock during an event-specific closed-window period will be informed by the Stock Compliance Officer of the existence of the event-specific closed-window period without an explanation for the reason behind the event-specific closed-window period. Any person made aware of the existence of an event-specific closed-window period should not disclose the existence of the closed-window for any reason. The failure of the Stock Compliance Officer to designate a person as being subject to an event-specific closed-window shall not relieve that person of the obligation not to trade while aware of material non-public information.

4.
Hardship Exemption

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception to the basic policy described above. The U.S. securities laws do not recognize such mitigating circumstances, and even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to stringent standards of conduct. Notwithstanding the foregoing, the Company’s Stock Compliance Officer may, on a case-by-case basis, authorize trading in the Company stock during a closed-window period due to financial hardship or other hardships only after

a. the person wishing to trade has notified the Company’s Stock Compliance Officer in writing (which writing may be in the form of e-mail) of the circumstances of the hardship and the amount and nature of the proposed trade(s); and

b. the person wishing to trade has certified to the Company’s Stock Compliance Officer in writing no earlier than two business days prior to the proposed trade(s) that he or she is not in possession of material non-public information concerning the Company. The existence of the foregoing approval procedures does not in any way obligate the Company’s Stock Compliance Officer to approve any trades requested by Restricted Persons as hardship applicants. The Company’s Stock Compliance Officer may reject any trading requests at his/her sole discretion. Hardship exemptions are granted infrequently and only in exceptional circumstances.

5.
Termination of Employment or Office

The restrictions set forth in this Policy apply to Restricted Persons following the termination of their employment or term of office, as applicable, for such period as the Stock Compliance Officer shall determine such person is likely to be in possession of material nonpublic information about the Company.

6.
Broker Requirements for Section 16 Persons

The timely reporting of transactions requires tight interface with brokers handling transactions for the Company’s directors and executive officers. A knowledgeable, alert broker can also serve as a gatekeeper, helping to ensure compliance with the Company’s pre-clearance procedures and helping prevent inadvertent violations. Therefore, in order to facilitate timely compliance by the Company’s directors and executive officers (“Section 16 Persons”) with the requirements of Section 16 of the Exchange Act, brokers of Section 16 Persons need to comply with the following requirements:

(a) To not enter any order (except for orders under pre-approved Rule 10b5-1 plans) without first verifying with the Company that your transaction was pre-cleared and complying with the brokerage firm’s compliance procedures (e.g., Rule 144); and

(b) To report before the close of business on the day of the execution of the transaction to the Company by telephone and in writing via e-mail to the Stock Compliance Officer the complete (i.e., date, type of transaction, number of shares and price) details of every transaction involving the Company’s equity securities, including gifts, transfers and all transactions under 10b5-1 and other trading plans.

Because it is the legal obligation of the trading person to cause any filings on Form 3, Form 4, Form 5 or Form 144 (or as otherwise be required) to be made, Section 16 Persons are strongly encouraged to confirm following any transaction that your broker has immediately telephoned and e-mailed the required information to the Company.

7.
Consultation with Stock Compliance Officer

Because there are so many “gray areas” in the law of insider trading, you should not try to make close calls about what is legal or illegal by yourself. Err on the side of caution: either refrain from trading altogether if there is any question in your mind about the propriety of a particular trade, even if it is proposed to take place outside of a closed-window period, or consult with the Stock Compliance Officer with respect to a particular trade prior to execution. Remember, however, the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. It is imperative that you use your best judgment.

8.
Transactions by the Stock Compliance Officer

In the case of a proposed transaction in the Company’s stock by the Stock Compliance Officer, the Chief Financial Officer of the Company shall take such actions as are usually required of the Stock Compliance Officer hereunder.

9.
Compliance with Procedures

The Company expects strict compliance with these procedures by all Restricted Persons. Although this Policy is expressly not intended to result in the imposition of additional legal liability that would not otherwise exist, failure to observe these procedures will be considered an extremely serious matter and may be grounds for appropriate disciplinary action, including termination of employment.

IV.
Company Transactions

From time to time, the Company may engage in transactions in Company securities. It is the Company’s policy to comply with all applicable securities laws when engaging in transactions in Company securities.